EXHIBIT 99.1

Skeena Gold & Silver Completes US$750 Million Senior Secured Notes Offering & Optimizes Capital Structure

VANCOUVER, British Columbia, April 10, 2026 (GLOBE NEWSWIRE) -- Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena Gold & Silver”, “Skeena” or the “Company”) announces that it has completed its previously announced offering of US$750 million aggregate principal amount of 8.500% Senior Secured Notes (the “Notes”). The Notes will mature in 2031 and are non-callable for the first two years, with semi-annual interest payments. All dollar amounts expressed in this news release are in United States (“US”) dollars.

Refinancing Strategy Overview

The offering of the Notes represents a comprehensive refinancing strategy, designed to optimize the Company’s capital structure by reducing its overall cost of capital and enhancing financial flexibility. The refinancing includes the cancellation and replacement of its undrawn Senior Secured Loan of US$350 million and Cost Overrun Facility under the Gold Stream (as defined below) of US$100 million (together, the “Facilities”) and the repurchase of approximately 66.67% of the US$200 million Gold Stream. The Company intends to use the gross proceeds from the sale of the Notes to:

  Repurchase 66.67% of the Gold Stream for US$184 million to materially increase Skeena’s exposure to gold prices and future production from Eskay Creek;
  Prefund interest on the Notes for 18 months with US$94 million deposited to an interest reserve account, equal to the first three semi-annual interest payments on the Notes; and
  Use the remaining capital of approximately US$470 million to support the remaining construction at Eskay Creek through a disbursement account, for general corporate purposes, and for expenses associated with the issuance of the Notes.

Walter Coles, Executive Chairman of Skeena, commented: “Skeena has a track record of breaking new ground in the mining industry, and this transaction represents another important milestone. We are proud to be the first pre-revenue mining company in more than a decade to successfully complete a public high-yield notes offering. The strong support for this debt issuance from leading global investment firms, including KKR and Bank of America, underscores growing confidence in our strategy, our management team, and the robustness of the Eskay Creek project as we progress toward initial production in Q2 2027.”

Mr. Coles continued: “Our constructive outlook on gold prices further supports the decision to pursue the gold stream buyback as a disciplined and value accretive capital allocation strategy. By reducing our streaming encumbrance earlier than originally contemplated, we simplify our capital structure, increase our exposure to rising gold prices, lower our expected cost per ounce of gold, materially improve future operating margins and enhance the overall economics and long-term value of the Eskay Creek project.”

Refinancing of Former Project Financing Package

In 2024, Skeena secured a project financing package consisting of the US$350 million Senior Secured Loan, the US$100 million Cost Overrun Facility, and the US$200 million Gold Stream (see news release dated June 25, 2024) (the “Gold Stream”) with Orion and certain of its affiliates. Under the original financing structure, Skeena retained the contractual flexibility to terminate both the Senior Secured Loan and the Cost Overrun Facility without penalty. As both Facilities remain undrawn, the Company will not incur cancellation fees for today’s cancellation. The transition to the Notes will lower the Company’s overall cost of capital and improve financial flexibility, reflecting the covenant-light nature of the Notes relative to the prior Facilities.

Buyback of Gold Stream

The Company completed drawing the full US$200 million Gold Stream in 2025 to support construction activities. Under the original terms, the stream holders were entitled to receive 10.55% of payable gold production at a price equal to 10% of the market price under the Gold Stream for the life of mine of the Eskay Creek project. Skeena also retained the option to repurchase up to 66.67% of the Gold Stream at an 18% imputed internal rate of return following the commencement of commercial production.

The Company has successfully negotiated the right to exercise this buyback option in advance of the originally contemplated timeline, today repurchasing 66.67% of the Gold Stream for USD$184 million. By completing this transaction, the Company materially improves future operating margins, increases its exposure to gold prices and future production and enhances overall project economics.

About Skeena

Skeena is a leading precious metals development company focused on advancing the Eskay Creek Gold-Silver Project in British Columbia’s Golden Triangle. With the Project fully permitted and under construction, the Company is progressing Eskay Creek towards initial production and cash flow in the second quarter of 2027. Once in operation, Eskay Creek is expected to be one of the world’s highest-grade and lowest-cost open-pit precious metals mines, with significant silver by-product production that exceeds the output of many primary silver mines. Skeena is committed to responsible and sustainable mining in partnership with Indigenous communities, while maximizing the value of its mineral resources to generate long-term shareholder returns.

On behalf of the Board of Directors of Skeena Gold & Silver,

Walter Coles Executive Chairman	Randy Reichert President & CEO

For further information, please contact:
Galina Meleger
Vice President Investor Relations
E: info@skeenagold.com
T: 604-684-8725

Skeena’s Corporate Head office is located at Suite #2600 – 1133 Melville Street, Vancouver BC V6E 4E5

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this news release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements relating to the intended use of proceeds from the offering of the Notes, project development plans, the achievement of commercial production in 2027, the improvement of future margins and lowering of costs, and future performance. Such forward-looking statements represent our management’s expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by us as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others, risks and uncertainties relating to: general economic conditions and credit availability; actual results of current exploration activities; unanticipated reclamation expenses; changes in project parameters as plans continue to be refined; changes in project parameters as plans continue to be refined; fluctuations in prices of metals; fluctuations in foreign currency exchange rates; increases in market prices of mining consumables; possible variations in mineral reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labor disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; negotiation of agreements necessary to interconnect infrastructure for mining operations, including delays in reaching an agreement or costs associated with alternatives; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; changes in national and local government regulation of mining operations, tax rules and regulations and political and economic developments in the countries in which we operate; actual resolutions of legal and tax matters; the lack of an established trading market for any securities other than for our common shares; new diseases and epidemics; conflicts in Europe and the Middle East; the geopolitical risks associated with contracting into regions or countries that are potential concentrate customers, including China; negative operating cash flow; circumstances that may result in a change of our use of proceeds from the Notes offering from our presently intended use; loss of investment; smelter terms being market dependent and less favorable in the future, negatively affecting project economics; the possible future restriction of export of certain minerals (especially critical minerals) to other jurisdictions, limiting the choice of smelters available to process our material; securities class action litigation; publication of inaccurate or unfavorable research about our business; the difficulty in enforcing U.S. judgments against us; risks relating to the Notes; and a lack of an active trading market for the Notes, and other risk factors identified in the Company’s Management’s Discussion and Analysis for the year ended December 31, 2025, the Company’s Annual Information Form dated March 24, 2026, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking statements, there may be other factors that cause results to not be as anticipated, estimated or intended. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking statements. Accordingly, readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and the Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws. All of the forward-looking statements in this news release are qualified by this cautionary note.